CUSIP No. 561063-10-8                                        Page 10 of 16 pages


                                                                       EXHIBIT 7

                     [ON MALAN REALTY INVESTORS LETTERHEAD]

                                December 3, 1999




Mr. Peter T. Kross
c/o Phillip M. Goldberg, Esq.
Foley & Lardner
One IBM Plaza
330 N. Wabash Avenue
Chicago, IL    60611-3608

Dear Mr. Kross:

          I am writing in response to your letter dated November 29, 1999 requesting an opportunity to inspect and/or receive copies of certain records of Malan Realty Investors, Inc. (the "Company"). Set forth below is the Company's response to each of the requests enumerated in such letter. For ease of reference, I have referred to the lettered paragraphs in your letter.

          1. In response to your request in item a, in my response on September 23, 1999 to your earlier request, I enclosed copies of the most recent reports prepared by each of The Bank of New York and The Depository Trust Corporation listing stockholders of record of the Company as of the dates indicated thereon. The Company has not generated any update to that list since it was provided.

          2. In response to your request in item b, the list provided in response to your earlier request contains such information in the Company's possession relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system.

          3. With respect to your request in item c (the "NOBO List") and as indicated in my earlier response on September 23rd, the Company does not have any such list.

          4. With respect to your request in item d, the Company has already provided a list of the Company's record owners. Employee records are

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CUSIP No. 561063-10-8                                        Page 11 of 16 pages


                    confidential and such information is not directly connected with the stated purposes of your request.

          5. With respect to your requests in items e through i, the Company does not have such proxy lists.

          6. With respect to your request in item j, the minutes or other records of meetings of the Board of Directors contain confidential information and are not directly connected with the stated purposes of your request.

          7. With respect to your request in item k, in my response on September 23d to our earlier request, I enclosed a copy of the bylaws of the Company. The bylaws have not been amended since then. The remaining documents, to the extent any exist, are not directly connected with the stated purposes of your request.

          The Company has no obligation to  continually  update you with further
information,   and   therefore,   it  will  not  comply  with  your  demand  for
"modifications of, additions to or deletions from any and all information referenced above." I you wish to obtain such information in the future, you may request it as provided by law. Should you have any further questions or wish to discuss these matters further, please contact the Company's attorneys, Kenneth
H. Gold or Marjorie Harris Loeb at Miro Weiner & Kramer, at 248/646-2400.



                                          Sincerely,

                                          /s/ A. S. Gramer

                                          A. S. Gramer
                                          President and CEO


ASG:ep


xc:      Kenneth Gold, Esq.
         Marjorie Harris Loeb, Esq.